Exhibit 99.1

BUENAVENTURA ANNOUNCES FIRST QUARTER PRODUCTION RESULTS AND 2015 GUIDANCE

Lima, Peru, April 10, 2015 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded, precious metals mining company today announced preliminary 1Q15 production results and 2015 operating guidance.

1Q15 Production per Metal Results and 2015  Operating Guidance (100% basis)

	1Q15 (Actual)	2015 (Estimated)

Gold (Oz.)
Orcopampa	50,068	190k - 205k
La Zanja	30,455	138k - 142k
Tantahuatay	30,207	138k - 142k
Yanacocha	248,055	880k - 940k

Silver (Oz.)
Uchucchacua	3,529,174	14.5M - 15.0M
Julcani	816,352	2.9M - 3.1M
Mallay	307,254	1.1M - 1.3M
El Brocal	982,254	5.8M - 6.2M

Zinc (MT)
El Brocal	14,020	75K - 85K
Uchucchacua	1,586	6.8K - 7.3K
Mallay	2,179	9.1K - 9.7K

Copper (MT)
El Brocal	3,869	30K - 35K
Cerro Verde	TBA	250K - 280K

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache) and is developing the Tambomayo and San Gabriel Projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2013 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts in Lima

Carlos Galvez, Chief Financial Officer

Tel (511) 419 2540

Daniel Dominguez, Director of Treasury and Investor Relations

Tel (511) 419 2591

daniel.dominguez@buenaventura.pe

Contacts in New York

Maria Barona - Rafael Borja

i-advize Corporate Communications

Tel (212) 406 3691 - 3693